

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2010

Mr. Michael J. Perik
President and Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, Massachusetts 01701

      Re: The Princeton Review, Inc.
               Form 10-K for fiscal year ended December 31, 2009
               Filed March 15, 2010, as amended April 30, 2010
               File No. 000-32469

Dear Mr. Perik:

      We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director

cc: Neal S. Winneg
       Executive Vice President, General Counsel
          and Secretary
       The Princeton Review, Inc.
       Via Facsimile: (508) 663-5115